SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 31 October 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



                             EXHIBIT
1.1       Transaction in Own Shares released on 01 October 2004
1.2       Transaction in Own Shares released on 04 October 2004
1.3       Transaction in Own Shares released on 05 October 2004
1.4       Transaction in Own Shares released on 06 October 2004
1.5       Director Shareholding released on 06 October 2004
1.6       Transaction in Own Shares released on 07 October 2004
1.7       Transaction in Own Shares released on 08 October 2004
1.8       Transaction in Own Shares released on 11 October 2004
1.9       Transaction in Own Shares released on 12 October 2004
2.0       Transaction in Own Shares released on 13 October 2004
2.1       Director Shareholding released on 13 October 2004
2.2       Director Shareholding released on 13 October 2004
2.3       Transaction in Own Shares released on 14 October 2004
2.4       Transaction in Own Shares released on 15 October 2004
2.5       Director Shareholding released on 15 October 2004
2.6       Transaction in Own Shares released on 18 October 2004
2.7       Transaction in Own Shares released on 19 October 2004
2.8       Transaction in Own Shares released on 20 October 2004
2.9       Transaction in Own Shares released on 21 October 2004
3.0       Transaction in Own Shares released on 22 October 2004
3.1       Transaction in Own Shares released on 25 October 2004
3.2       Transaction in Own Shares released on 26 October 2004
3.3       Further re third quarter 2004 released on 26 October 2004
3.4       Transaction in Own Shares released on 27 October 2004
3.5       Transaction in Own Shares released on 28 October 2004
3.6       Transaction in Own Shares released on 29 October 2004

EXHIBIT 1.1

BP p.l.c.
--------------------------
BP close period share repurchase programme
----------------------
BP p.l.c. announces that it has commenced an irrevocable, non-discretionary programme to purchase shares on its own behalf, for cancellation, during its close period which commences on 1 October 2004 and ends on 25 October 2004. Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 15 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that as at 30 September it had no unpublished price sensitive information.

Further enquiries: BP Press Office: +44 (0)20 7496 4076

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 October 2004

BP p.l.c. announces that on 1 October 2004, it purchased for cancellation 3,300,000 ordinary shares at prices between 530.00 pence and 541.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 October 2004

BP p.l.c. announces that on 4 October 2004, it purchased for cancellation 3,400,000 ordinary shares at prices between 535.50 pence and 546.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 October 2004

BP p.l.c. announces that on 5 October 2004, it purchased for cancellation 3,000,000 ordinary shares at prices between 536.50 pence and 550.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5

We were notified on 5 October 2004 by Computershare Plan Managers that. Mr I.C. Conn, Director of BP p.l.c. acquired 1,050 BP Ordinary shares and Mr J.A. Manzoni, Director of BP p.l.c. acquired 750 BP Ordinary shares on 1 September 2004 @ GBP4.495 per share through the exercise of options to purchase shares under the BP ShareSaveUK Plan.

EXHIBIT 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 October 2004


BP p.l.c. announces that on 6 October 2004, it purchased for cancellation 3,000,000 ordinary shares at prices between 551.00 pence and 558.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 October 2004



BP p.l.c. announces that on 7 October 2004, it purchased for cancellation 3,100,000 ordinary shares at prices between 553.00 pence and 560.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 October 2004

BP p.l.c. announces that on 8 October 2004, it purchased for cancellation 3,000,000 ordinary shares at prices between 552.50 pence and 559.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 October 2004

BP p.l.c. announces that on 11 October 2004, it purchased for cancellation 3,100,000 ordinary shares at prices between 549.50 pence and 555.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 October 2004


BP p.l.c. announces that on 12 October 2004, it purchased for cancellation 3,050,000 ordinary shares at prices between 545.00 pence and 551.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.1

We were advised today by Computershare Plan Managers that on 11 October 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.515 per share through participation in the BP ShareMatch UK Plan:-



Mr. I.C. Conn                      63 shares

Dr. A.B. Hayward                   63 shares

Mr. J.A. Manzoni                   63 shares

EXHIBIT 2.2

We were advised today by Lloyds Bank PEPs that Mr. I.C. Conn, Director of BP p.l.c., received an interest in 17 BP Ordinary shares on 11 October 2004 @ GBP5.53 per share, through a personal equity plan.

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 October 2004

BP p.l.c. announces that on 13 October 2004, it purchased for cancellation 3,050,000 ordinary shares at prices between 537.00 pence and 548.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 October 2004

BP p.l.c. announces that on 14 October 2004, it purchased for cancellation 2,500,000 ordinary shares at prices between 539.50 pence and 546.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5

We were advised today by Computershare Plan Managers that on 11 October 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.515 per share through participation in the BP ShareMatch UK Plan:-

Mr. I.C. Conn                          3 shares
Dr. A.B. Hayward                       3 shares
Mr. J.A. Manzoni                       3 shares

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 October 2004

BP p.l.c. announces that on 15 October 2004, it purchased for cancellation 3,250,000 ordinary shares at prices between 543.00 pence and 547.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 October 2004


BP p.l.c. announces that on 18 October 2004, it purchased for cancellation 2,950,000 ordinary shares at prices between 542.5 pence and 547.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 October 2004


BP p.l.c. announces that on 19 October 2004, it purchased for cancellation 3,050,000 ordinary shares at prices between 540.00 pence and 547.00 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 October 2004


BP p.l.c. announces that on 20 October 2004, it purchased for cancellation 2,850,000 ordinary shares at prices between 533.50 pence and 541.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  22 October 2004



BP p.l.c. announces that on 21 October 2004, it purchased for cancellation 2,900,000 ordinary shares at prices between 537.00 pence and 544.50 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 October 2004

BP p.l.c. announces that on 22 October 2004, it purchased for cancellation 2,750,000 ordinary shares at prices between 539.00 pence and 545.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 October 2004

BP p.l.c. announces that on 25 October 2004, it purchased for cancellation 2,735,000 ordinary shares at prices between 534.00 pence and 540.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.3

press release

October 26, 2004


                    BP CEO LORD BROWNE SAYS DEMAND LIKELY TO
                   KEEP OIL AT $30 A BARREL OVER MEDIUM TERM

The following is the text of remarks by BP chief executive Lord Browne at a briefing for financial media in London following the announcement of the company's third quarter results today:

Earlier this morning we announced our results for the third quarter which I'm pleased to say were very strong.

- Replacement cost operating profits rose to $3.9 billion, an increase of 43 per cent over the same period last year;

- Dividends paid in dollars were up 9 per cent from last year, unchanged from last quarter;

- Cash flow of $6.1 billion, which was used for capital expenditure, dividends and stock buybacks of $2.25 billion, involving 241 million shares.

I will cover all of this in a little more detail later.

First, however, I'd like to talk about the outlook for oil prices, inflation in the prices of capital goods, capital expenditure and refining margins. Then I will come back and give a brief review of the third quarter.

The recent surge in the oil price above $50 a barrel has raised many questions about future prospects and whether or not there has been some fundamental change in the oil market. To understand what has been happening I think you have to begin with the context of recent history.

In the 1990s the price of oil averaged almost $18.50 a barrel for Brent. During that period, prices above $20 a barrel were rare and temporary. In fact, towards the end of the period, the oil price was much closer to $10 a barrel, leading at least one well-known publication to forecast a new era of $5 oil. The price only began to diverge from that $18 average after April 2000 when OPEC established a target price band of $25 - plus or minus $3 - a barrel for the OPEC basket.

From then until the end of 2003 the OPEC basket price averaged $26 a barrel - with Brent prices about $1 a barrel higher than that.

OPEC established a track record of achieving targets and of managing production to keep prices at the desired level.

That level was clearly set by the needs for revenue within the OPEC states - many of which have growing populations, with very large numbers of people under the age of 20. In almost all those states the economy remains predominantly dependent on oil revenues.

This year is proving to be an exceptional year for the oil price, which has set records in nominal, though not in inflation-adjusted, terms. The context for this is set by demand.

Globally, in the late 90s and early 2000s, oil consumption growth has risen by around 50 per cent of the rate of world economic growth. This year is an exception, and oil consumption is expected to grow almost as fast as the economy as a whole - by around 3.4 per cent compared with 4 per cent GDP growth. The most important driving factor behind this shift appears to have been the demand for energy-intensive products in China in particular.

Oil production has responded to this demand, and despite disruptions in one location or another, supplies have been maintained. Production grew by 2.7 million barrels a day in 2003 and is expected to grow by 3.4 million barrels a day in 2004 - which will be the fourth largest annual rise in history.

OPEC production in aggregate is close to an all-time high. Non-OPEC oil production continues to expand as well. Between 2000 and 2003, non-OPEC daily production increased by around 1 million barrels each year and this outpaced the growth in demand by around 100,000 barrels a day each year.

In spite of this large rise in supplies, oil prices have risen. To some degree this is because the rapid recent rise in demand has eaten into global spare oil production capacity, now estimated to be 1 million barrels a day, compared with an average over the last decade of 3 million barrels a day. As spare capacity has reduced, prices have responded to demand in a more sensitive way.

Prices also appear to contain a risk premium stemming from concerns over a variety of security issues which might affect production.

Oil price prospects will clearly depend on the future strength of supply, demand growth, OPEC politics and perceptions of risks to political stability in the key producing areas.

Non-OPEC production is expected to continue to grow in aggregate. Growth in Russian production is expected to continue, but probably at a somewhat slower pace. Elsewhere, output should increase in Azerbaijan, Angola and the Gulf of Mexico, with those increases partially offset by declines in the North Sea and other parts of the USA. For the next three years, this net growth is estimated to be around 1 million barrels a day each year - broadly similar to the average increase over the last five years.

OPEC's crude oil production capacity should also grow and will be supplemented by an increased extraction of natural gas liquids (NGLs).

The exploration and production (E&P) sector globally has been investing strongly in the face of increased oil prices. For the top 30 publicly-quoted companies, investment levels have risen from a low point of $62 billion in 2000 (following the period of very weak prices) to $98 billion in 2003, a growth rate of more than 15 per cent a year. We are likely to see further growth in 2004. All of this supports the expected expansion of non-OPEC production.

The level of demand will determine how much spare capacity will be available. For example, if demand growth goes back to a level of around 1.3 million barrels a day per year, which is the historic average, then by the year 2008, assuming no further geopolitical or other disruptions, global spare capacity should return gradually to the more normal level of around 3 million barrels a day.

OPEC would need to keep its production only slightly above 2004 levels and so most of the growth in OPEC's production capacity would increase the amount of spare capacity available.

Lower demand would increase spare capacity further but if demand were to continue to grow at this year's level the world would have no spare capacity.

These numbers appear rather precise but of course there are still remain uncertainties as to the growth in supplies from both OPEC and non-OPEC producers.

What conclusion can we draw from all this? First, it seems that on the basis of the recent track record and the supply-demand balance, oil prices have a support level of around $30 a barrel for at least the medium term, underpinned by OPEC discipline and their needs for revenue.

Prices could spike above this level if demand strength outpaces the rate at which additional production capacity comes on stream each year.

As far as BP is concerned, we will continue to use a Brent oil price of $20 a barrel for the purposes of planning our activity levels in the E&P sector. This allows us to maintain a portfolio of activities with strong returns. For the BP Group, a planning assumption of $20 a barrel remains the way to judge the balance between the amount of cash used for investment and that returned to our shareholders.

Now let me turn to a separate subject: that of inflation in capital costs in the E&P sector. Over many years the market prices of our capital goods have increased in line with sector-specific inflation at around 2 per cent per annum. We've managed, year after year, to offset this increase primarily by applying new technology.

In addition, we plan our procurement of capital goods over a run of years. This means that we take out contracts which extend over time and we build continuing relationships with our key suppliers.

All of this provides us with prices which are more stable than those available in the market. We think of this as supply chain management.

In the spring of this year, we began to see that the market prices for our capital goods were increasing quite strongly. The increased investment within the global E&P sector, which I referred to earlier, led to a tightening in all our supply markets.

As activity levels rose, unused capacity was absorbed. Also, steel prices began to rise significantly, adding further to the overall inflationary pressure in the sector. As a result, the market price for our mix of capital goods was rising at a rate of 10 per cent a year. Our supply chain management has offset around half of this and we had expected in any event to offset 2 per cent through normal activity. Overall, therefore, we are seeing a 3 per cent increase in our capital costs this year above the level anticipated in our plans.

In addition our capital expenditure is not all made in dollars. When we had set our 2004 plan a year ago the dollar was rather stronger. So the impact of the weaker dollar has increased the dollar-based capital expenditure. All of this then explains why in August we increased our estimate of E&P capital expenditure from $9 billion to $9.5 billion for 2004; we now expect it to be just above this level.

We also said in August that for the Group as a whole, capital expenditure for 2004 would be around $14 billion. This included an estimated increase of $0.2bn in the capital expenditure of the customer-facing segments, again caused by a weaker dollar. We now estimate that total capital expenditure in 2004 will be just above $14 billion.

What does all this mean for E&P capital expenditure for 2005? It's too early to be definitive, but we can make some assumptions to gauge the possible impact of the dollar and sector-specific inflation.

To get the baseline let's assume that the dollar holds its current value - and that may be a brave assumption - and that the inflation we've seen in the sector between 2003 and 2004 is 'baked' into our expenditure.

Increased activity in appraisal, as a consequence of exploration successes (primarily in the Gulf of Mexico and Angola) will take our expenditure to the top of the range we talked about in last year - ie $8.5 billion.

On top of that we should add $0.2 billion for the weaker dollar, and $0.3 billion for the sector-specific inflation between 2003 and 2004. The total therefore comes to $9 billion.

If we see more inflation this amount will rise. So if the market price for our mix of capital goods continues to experience inflation of 10 per cent a year; if we succeed in offsetting 2 per cent of the price increase in line with our long-term track record; and if our supply chain management offsets another 2 per cent (a lower amount than in 2004 because of the maturing of certain contracts); then the inflation we will actually experience between 2004 and 2005 would amount to around 6 per cent or about $0.6 billion.

In these circumstances E&P capital expenditure would rise to $9.6 billion.

There may also be greater than expected inflation in the prices of capital goods used in the customer-facing segments and their capital expenditure level will also be affected by the strength or weakness of the dollar.

For the BP Group as a whole, all this means that capital expenditure is expected to be just above $14 billion in 2004 and could be around $14 billion in 2005. That is higher than we previously estimated.

Capital expenditure has risen because the dollar is weaker and world demand is up and that has strengthened the oil price.

The contribution of the stronger oil price to our free cash flow overwhelms the effect of this increase in capital.

Finally, a word on refining margins: strong oil demand growth has raised refinery throughputs to record levels and has also resulted in increased production of heavy, sour crudes and low product inventories. This has driven the premium for light products over fuel oil to exceptional levels and has favoured upgraded refineries over less complex sites. This is the current situation and it is likely to prevail for some time. But, progressively, the refining system is expected to adjust and to expand the level of upgrading capacity.

Let me turn now to BP as a whole for the third quarter. Our strategy remains as outlined in March of this year and we are on track to achieve the three targets we have set:

- Firstly, to underpin growth by a focus on performance, particularly on cash returns, investing at a rate appropriate for long term growth;

- Secondly, to increase the dividend in the light of the considerations we have previously outlined;

- Thirdly, to distribute to shareholders 100 per cent of all free cash flows in excess of investment and dividend needs, generally when the price of oil is above $20 a barrel.

First, let me talk about performance. With strong oil and gas prices and refining margins, the replacement cost result was $3.9 billion, up 43 per cent from the third quarter of last year.

Adding back so called non-operating items (such as the amounts provided for environmental remediation), the replacement cost result was $4.3bn, up 46% from last year. Underlying return on average capital employed was at 21.5% and cash proxy returns were 36%, both up significantly.

During the quarter, the E&P segment produced oil and gas at an average rate of 3,906,000 barrels a day, up over 11 per cent on last year. Our investment in TNK-BP contributed 945,000 barrels a day. These production rates were achieved in spite of a significant programme of maintenance, the severe impact of hurricanes, some of which tracked right over our facilities in the Gulf of Mexico, and a blowout and subsequent fire at a partner-operated platform in Egypt.

The damage caused by the last two events will also affect our production in the fourth quarter but we still estimate that full-year production will be around 4 million barrels of oil equivalent a day. Our new production facilities - Atlas methanol in Trinidad, In Salah in Algeria, Train Four of the North West Shelf and Kizomba A in Angola - are all up and running, and the Holstein field in the Gulf of Mexico and the Clair field in the UK are on schedule to come on stream later this year.

At TNK-BP, oil production grew by 14 per cent. Cash dividends of $1.3 billion have been received so far this year. The impact of the new tax legislation is now being felt at today's very high oil prices. The first instalment payment of $1.25 billion in BP shares was made to our partners. And more widely in Russia, a significant discovery was made by BP and Rosneft at Sakhalin. This opens up further exploration promise in this area.

Let me now turn to our refining and marketing segment. The widening of the spread of value between light and heavy crudes and good performance in choosing the right crude oils for processing has further added to the performance of our refineries. With high product prices, margins available from the sale of fuels were reduced. In spite of this pressure, our fuel volumes were held at a level similar to that of both the third quarter last year and the previous quarter this year.

In our gas business, we finalised arrangements for the sale of volumes of LNG to SEMPRA in Mexico. This, with the recently announced contracts in Korea, completes the marketing of the volume from the first two trains available from the Tangguh field in Indonesia. We expect, subject to the finalisation of contract details with the Government of Indonesia, to approve this development by the end of this year. The gas field is expected to come on stream by 2008.

To support our growing LNG business, we placed orders for 4 more LNG carriers, bringing the total to 7 with an option on 4 more.

There is no further news on our Olefins and Derivatives business. We continue to work to put it into a separate entity with a view to a disposal, potentially by means of an IPO, in the second half of 2005, subject of course to market conditions.

Turning now to dividends, the dividend is unchanged from the level of the second quarter, but increased by 9.2 per cent over the third quarter of 2003. As you know, dividends are declared in dollars since this is the functional currency of the Group. The weakness of the dollar meant that, when translated into sterling, the dividend increased by just 1 per cent.

Our finances are strong. We ended the quarter with gearing of 22.4 per cent but we do expect it to be above 25 per cent and thus within our target band at year-end. Our strong cash flow allowed us to continue strong investment - capital expenditure was at about the same level as in the second quarter. And in line with our target, we used the remaining free cash flow to buy back 241 million shares for $2.25 billion. This means that over the year we have bought back 621 million shares for $5.5 billion while issuing (to Alfa Access Renova) 139 million shares. Share buybacks are continuing.

In summary, this has been a good quarter leading to strong distributions to shareholders with prospects of more good performance for the rest of this year. Plans for 2005 are developing in great detail but, overall, the activities envisaged are in line with our strategy and are unchanged from those we set out in March.


Further enquiries:

BP Press office, London: +44 (0)207 496 4076/4624

EXHIBIT 3.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 October 2004

BP p.l.c. announces that on 26 October 2004, it purchased for cancellation 2,100,000 ordinary shares at prices between 529.5 pence and 531.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 October 2004

BP p.l.c. announces that on 27 October 2004, it purchased for cancellation 7,400,000 ordinary shares at prices between 533.00 pence and 540.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 October 2004

BP p.l.c. announces that on 28 October 2004, it purchased for cancellation 5,185,000 ordinary shares at prices between 522.00 pence and 535.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 01 November 2004                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary